PEASE OIL & GAS COMPANY

                       SOUTH LAKE ARTHUR OFFERS IMPRESSIVE
                               INITIAL FLOW RATES

                  PEASE ANNOUNCES ITS 20.3% INTEREST IN THE 4.2
                            MILLION A DAY COMPLETION

FOR IMMEDIATE RELEASE - June 27, 1997

Grand  Junction,  Colorado - June 27, 1997 - Pease Oil and Gas Company  (NASDAQ:
WPOG) announced today a new discovery in the prolific Lake Arthur Field. The NEGX Winn #1 flowed 4.2 million cubic feet of gas, 48 barrels of condensate and 10 barrels of water per day. The well was tested on a 10/64 inch choke with 8,315 psi flowing tubing pressure.

The well was originally drilled to 17,800 as a Miogyp test. The Miogyp was nonproductive but a new zone in the Camerina was discovered with perforations at 15,886 - 15,899. National Energy Group, Inc. (NASDAQ: NEGX) is the operator of the well and has a 41.67% working interest.

Willard H. Pease, Sr., the Company's president and CEO stated, "We are pleased to see these significant initial production rates especially since we were able to increase our participation percentage from 6.25% to 20.3% prior to completing this secondary objective. This connection is the third successful well in the joint venture Pease has with National Energy Group, Inc."

Pease Oil and Gas Company is a 29 year old Company traded on NASDAQ with the symbols WPOG (common). For more information please contact Pat Duncan, CFO at
(970) 245-5917 or Steve Antry at (714)752-5212.

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